Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-235913

Wilshire Phoenix: A New Way To Invest In Gold

February 22, 2021

Wilshire Phoenix

[This ETF Industry Perspective sponsored by Wilshire Phoenix.]

Wilshire Phoenix created an innovative index methodology that seeks to reduce the volatility of a given asset, and which can be applied across multiple asset classes. The Wilshire wShares Enhanced Gold Trust (NYSE: WGLD), which invests in physical gold, is the first product that Wilshire Phoenix (WP) is bringing to market that employs its novel index methodology. The physical gold space is an area of investment that Bill Herrmann, managing partner of WP, says has not seen any meaningful innovation. Here, Herrmann explains how the methodology works and the potential benefits versus an investment in a stand-alone asset.

ETF.com: What makes this an enhanced gold ETF? How is it different from the existing gold ETFs out there?
Bill Herrmann: Existing gold ETFs simply offer exposure to gold. And that is not a bad thing, but they are all essentially the same in that regard. The most innovation that has happened in the gold ETF market is the physical location of where the gold is stored, or the types of gold bars that an ETF holds. There's no real innovation in the gold ETF space.

We are taking a more thoughtful approach. People often classify gold as a safe haven asset, but it's a mistake to say that it doesn't come with risks and challenges. And, I think some of those challenges for investors are determining allocation size and how that allocation should evolve as market conditions change. This challenge is made more difficult by the fact that the gold market can be quite volatile, which can be a surprise for investors given gold’s “safe haven” status.
Currently, there are no ETFs in the gold space that address these challenges. In fact, there are no ETFs that use our method of applying volatility in a way to not only seek to reduce risk but also seek to outperform the asset itself. That is where we are different.

With respect to determining the initial sizing and the ongoing exposure, we call what WGLD uses “adaptive exposure.” What that means is that WGLD’s index, and consequently WGLD, will automatically adjust in response to changing market conditions. Generally speaking, if the realized volatility of gold is rising, then the exposure goes down, and vice versa.

In addition to using the volatility of gold, WGLD’s index also employs an equity volatility component, as measured by the S&P 500. If the volatility of the S&P 500 rises significantly, gold receives an even higher allocation. But WGLD will never exceed a 100% allocation to physical gold—there's no leverage on the product and there's no use of futures. The only holdings are physical gold and cash, and the physical gold holdings can range from as a high as a full 100% allocation to a minimum allocation of 50% depending on market conditions.

ETF.com: How does the methodology adjust to its allocations? Is it like flipping a switch, or are there gradations?
Herrmann: There are gradations. It's not about flipping a switch—the system is more thoughtful than that. There could be a month where the allocation to gold could be say, 82.3%, or 65.7%. There are no simple preset weightings like 50%, 75%, 100%.

ETF.com: What kind of range of gold exposure would your methodology have had in the last year?
Herrmann: For instance, last September and October, gold was extremely volatile, and the index was allocated in accordance with our method. Gold was down about 10% during that time, and the index was positioned quite well during not only those months but the entire year.

That’s one of the ways our methodology outperforms a stand-alone investment in the asset—by preserving capital instead of doing the “same old” like the others.

Some strategies rely on items such as the 200-day moving average, but we believe that because market conditions are constantly changing, those types of strategies can be misguided. Also, using a technical indicator like the 200-day moving average could be arbitraged away over time. In contrast, it's next to impossible to arbitrage away the strategy of WGLD’s index, because one would need to not only change the price of gold but also change the price of the S&P 500.

That will be true for any of our future products using a similar methodology that WGLD employs. This is why we are able to bring an institutional strategy like this to market.

ETF.com: What distinguishes the Wilshire Phoenix team from some of the other ETF sponsors in the space?
Herrmann: What makes us different than other sponsors, and in particular some of the larger sponsors, is that we all have big firm backgrounds, but we take a very different approach. I think that after spending so much time at the bigger firms, we all started to get frustrated because we tried to innovate but were unable to for one reason or another. During that time, we also realized that what we do is all about the investors.

Ultimately, we felt the best way to innovate and execute was to create our own firm. We are lean and use that to our advantage. We roll up our sleeves and execute quickly—that’s our edge. With our combined backgrounds, we can create practically any product—and we always structure our products in a way that we would buy them for ourselves. That’s the fun part: It’s a chance to be creative, but also execute on products that we believe are good for investors. WGLD is only the beginning.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 917.671.9097.

Important Information and Risks

This material must be accompanied or preceded by a prospectus. Please read the prospectus at http://bit.ly/WGLD carefully before investing.

Shareholders do not have the protections associated with ownership of shares in an investment company registered under the Investment Company Act, or the protections afforded by the CEA. The Trust is an emerging growth company, and the Trust cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the Shares less attractive to investors.

Certain members of the Sponsor have no history operating an investment vehicle like the Trust, their experience may be inadequate or unsuitable to manage the Trust. An active and liquid market for the Shares may not develop or be sustained. The Trust may terminate and liquidate at a time that is disadvantageous to Shareholders. Withdrawal from participation by Authorized Participants may affect the liquidity of Shares. The Shares may trade at a price which is at, above, or below the NAV per Shares and any premium or discount in the trading relative to the NAV per Shares may widen as a result of different trading hours of the Exchange and other exchanges. The value of the Shares will be adversely affected if Physical Gold owned by the Trust is lost or damaged in circumstances in which the Trust is not in a position to recover the corresponding loss. The ability of Shareholders and Authorized Participants to exercise remedies against the Gold Custodian may be limited. The Trust and the Shares may be negatively impacted by the effects of the spread of illnesses or other public health emergencies on the global economy, the markets and the Trust's service providers.

Market risk refers to the risk that the market price of Physical Gold held by the Trust will rise or fall, sometimes rapidly or unpredictably. An investment in the Trust's Shares is subject to market risk. Substantial sales of gold by central banks, governmental agencies and international institutions could adversely affect an investment in the Shares. Fluctuations in the price of Physical Gold could materially and adversely affect an investment in the Shares because the value of the Shares relates directly to the value of the Physical Gold held by the Trust.  The price of gold is volatile and historical fluctuations in gold prices are not a reliable indicator of future gold price movements. The Index has a limited operating history and may perform in unanticipated ways. The historical performance of the Index or gold may not be indicative of future results.

The Index is not diversified, unlike other indices. The Trust's performance may not always replicate the changes in the levels of the Index (such deviations are also referred to as “tracking error”).

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